Exhibit 99.1

China Rapid Finance Reports First Quarter 2018 Unaudited Financial Results

--Gross Billings Up 90% Y-o-Y, Driven by Organic Growth of Recurring Borrowers--

--Cash Balance over $70 million--

--Reorganization into Business Units Enabling Loan Product Expansion & Operational Efficiency--

--Expect Significantly Improved Operational Performance in Upcoming Quarters--

SHANGHAI, June 15, 2018 (PR NEWSWIRE) – China Rapid Finance Limited (“China Rapid Finance” or the “Company”) (NYSE: XRF), operator of one of China’s largest consumer lending marketplaces, today reported its unaudited financial results for the first quarter ended March 31, 2018.

Highlights

•	Facilitated 2.5 million loans with total loan volume of $491 million
•	Average loan size for consumption loans increased to $167, up from $101 in Q1 2017
•	Total revenue grew 60% year-on-year to $16.7 million
•	Non-GAAP adjusted net revenue doubled year-on-year to $21.2 million
•	Net loss was $30.2 million, compared to a net loss of $14.9 million in Q1 2017
•	Non-GAAP adjusted loss before income tax was $15.3 million, compared to $14.0 million in the prior year period

Dr. Zane Wang, Chief Executive Officer, Founder and Chairman of the Company, commented: “Our top priority in the first quarter was to reorganize CRF into a business unit structure that makes us a more nimble, adaptive company.  The reorganization accomplished three goals.  First, we built a more responsive and competitive new product development structure.  Second, we have a suite of new loan products that better serve our core market of emerging middle-class mobile active consumers.  Finally, we streamlined operations, improving the efficiency of many corporate functions while reducing costs.  With the new operating structure and test results on many products, we anticipate an acceleration of our own growth in gross billings and revenue.  Combined with a reduced and more efficient cost structure, we believe we can operate profitably towards the end of the year.”

Dr. Wang continued, “We remain fully focused on the consumer credit market in China, one of the largest market opportunities globally in our industry.  CRF was the pioneer in identifying the emerging middle-class mobile active consumers, and we still lead the industry in meeting the lifetime financial needs of these customers.  We pioneered big data-enabled underwriting, and are pleased to have proven the scalability of our ‘low & grow’ approach.  As our customers continue to increase their average loan size over time, we look forward to updating you on our continued progress in the quarters to come.”

Operating Highlights

Please note that all figures refer to the first quarter of 2018, unless stated otherwise.

•

New borrowers added were 31 thousand, as compared to 544 thousand in the same period last year, reflecting the Company’s proactive decision to narrow our focus to our most established long-term borrowers during a period of market uncertainty and to enable the Company to successfully implement its business unit structure and new loan product innovations.

•

Number of loans facilitated totaled 2.5 million, down 37% from the prior year period.  The decline was due to a 37% decrease in the number of consumption loans, a result of the reduction in new borrower additions.

•	Total loan volume of $491 million was slightly up from the prior year period.

•

Average loan size for all loans increased 61% to $195 from $121 in the prior year period.  The average size of consumption loans increased 65% to $167 from $101 in the prior year period, the result of nearly all new loans going to more seasoned borrowers, who borrow more under the Company’s “low & grow” approach.

•

Cumulative loan volume per borrower continued to grow. All cohort groups increased their cumulative loan volume per borrower, with no signs of slowing.  Notably, the most seasoned cohort (36 months on the platform) continued to grow at a steady pace.  The stability of growth demonstrates the value of established long-term relationships with borrowers, further confirming our customer loyalty.

•	Annualized loss rate of consumption loans as of March 31, 2018 was 4.8%.

	For the Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	YoY
Number of loans facilitated (‘000)
Consumption loans	3,996	6,235	2,507	-37%
Lifestyle loans	6	11	6	0%
Total	4,002	6,246	2,513	-37%
Number of new borrowers (‘000)
Consumption loans	539	617	26	-95%
Lifestyle loans	5	10	5	0%
Total	544	627	31	-94%

Repeat borrower rate[1]	73%	76%	76%	4%

Loan volume (in US$ millions)
Consumption loans	405.6	900.3	417.4	3%
Lifestyle loans	80.4	127.3	73.1	-9%
Total	486.0	1,027.6	490.5	1%

Chief Financial Officer Kerry Shen noted: “We are gratified to have nearly doubled our gross billings, which means that demand for our loan products is robust.  In Q1 we proactively focused our efforts on repeat borrowers by mainly extending loans to proven borrowers that have been on our platform for some time.  This caused the jump in average loan size, which offset the anticipated decline in the number of loans.

[1]	Repeat borrower rate is defined as the total number of customers who borrowed more than once divided by the total number of borrowers on our marketplace. Both numbers are calculated since inception.

“As one of the first companies to have fully prepared to meet all the current regulatory requirements for registration, we are poised to resume growth in the near future based on our more efficient operating structure and learnings from many test results.  Our efforts included designing, testing and launching a series of new loan products that better address the lifetime credit needs of our target customers.  We expect our work in the first half to position the Company for noticeably improved operational performance in the second half of this year.”

Financial Highlights

Please note that all figures refer to the first quarter of 2018, unless stated otherwise.

Gross Billings and Revenue

•	Total gross billings on transaction and service fees[2] were $31.9 million, up 90% from $16.8 million in the first quarter of 2017.

o

Gross billings from consumption loans were $19.7 million, up 194% from $6.7 million in the prior year period. Gross billings include increased transaction and service fees from consumption loans and value-added service fees of $8.3 million, of which $2.8 million was recognized as revenue, with the remaining being deferred over the service period.

o	Gross billings from lifestyle loans were $12.2 million, up 20% from $10.1 million in the prior year period.

•

Total revenue was $16.7 million, up 60% year-on-year mainly due to growth in consumption loans. The growth is after adoption of the new GAAP standard for revenue recognition (ASC 606 – see below), which resulted in $5.3 million of revenue being recognized in the fourth quarter of 2017, and $0.8 million being accrued in the first quarter of 2018. Without the effect of ASC 606, total revenue would have been $21.2 million, up 102% year-on-year.

•

Net revenue[3] was $7.6 million, down 27% year-on-year. This was mainly due to: 1) a non-recurring provision of $9.1 million associated with a pilot funding program that was discontinued due to regulatory changes; and 2) non-cash accounting charges of $4.5 million related to adoption of the new GAAP standard for revenue recognition (ASC 606 – see below).  Excluding these impacts, net revenue would have been $21.2 million, up 102% year-on-year. Customer acquisition incentives (“CAI”) were $4.1 million, down 33% from $6.2 million in the prior year period.

[2]

Gross billings on transaction and service fees is defined as transaction and service fees billed to customers and value-added service fees, inclusive of related value-added taxes, before deduction of customer acquisition incentives ("CAI").

[3]	CAI are amounts paid to marketplace investors who lend to first-time borrowers.

•

Accounting Policy Change: Effective January 1, 2018, China Rapid Finance adopted the new revenue recognition policy ASC 606 — Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP ("ASC 606").  Income statement and balance sheet adjustments arose primarily from the earlier recognition of revenue related to transaction fees on loan products.  The initial cumulative effect of the new recognition policies resulted in a reclassification of approximately $5.3 million from revenue to retained earnings, as well as an increase in first quarter 2018 revenue of approximately $0.8 million. The net effect was thus a reduction in first quarter revenue of $4.5 million.

Operating Expenses

•	Servicing expenses were $3.4 million, up 3% year-on-year from $3.3 million in the first quarter of 2017.

•

Sales and marketing expenses were unchanged at $10.3 million.  This was primarily due to lower new borrower acquisition payments to channel partners, offset by increased promotional expenses related to our wealth management unit.

•

General and administrative expenses were $19.9 million, up 110% year-on-year from $9.5 million in the first quarter of 2017.  The increase in G&A was mainly due to the expansion of infrastructure to support consumption loan growth, non-recurring expenses associated with preparing for registration, $3.5 million of increased costs associated with third-party collection services, and a $1.3 million write-off of other receivables and unamortized cost.

•

Product development expenses[4] were $4.2 million, up 83% year-on-year from $2.3 million in the first quarter of 2017.  The increase was due principally to increased investment in technology for loan matching and data analysis, as well as improvements to the transaction processing and servicing platform.

Net Income

•

GAAP net loss was $30.2 million, as compared to a net loss of $14.9 million in the first quarter of 2017.  Net loss widened partially due to non-cash negative impact of $4.5 million related to the new GAAP standard for revenue recognition (ASC 606) and one-time costs of $9.1 million associated with the pilot funding program that was discontinued due to regulatory changes.

•

Non-GAAP adjusted loss before income tax expense was $15.3 million, as compared to $14.0 million in the first quarter of 2017.  Compared to GAAP results, this loss excludes share-based compensation, the one-time provision for the discontinued pilot funding program, and the non-cash impact from adoption of the new GAAP revenue recognition standard.

[4]

Product development expenses include expenses incurred to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor and manage our transaction and service platform. We recognize website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software,” respectively.

•	GAAP net loss attributable to ordinary shareholders was $30.2 million, as compared to a net loss of $16.9 in the prior year period.

•	GAAP EPS was ($0.46) per share, as compared to ($1.01) per share in the prior year period.

•	Adjusted EPS was ($0.24) per share, as compared to ($0.83) per share in the prior year period.

Balance Sheet and Cash Flow

As of March 31, 2018, the Company had cash and cash equivalents of $71.7 million and restricted cash of $2.9 million. Operating cash flow was negative $22.9 million, which compares to negative $12.4 million in the prior year period, comprised primarily of non-recurring payments for a discretionary provision and extra collection costs of approximately $8 million.

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change.

As a result of its business unit reorganization as well as increasing contributions from new loan products and improving operating efficiencies, the Company expects noticeably improved operational performance in the second half of 2018, including achieving profitability towards the end of the year.

Conference Call:

The Company will hold a conference call on Friday, June 15, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Standard Time) to discuss its financial results.

Participants may access the call by dialing the following numbers:

International: +1 (412) 902-4272

United States Toll Free: +1 (888) 346-8982

China Toll Free:  +86 4001-201203

Hong Kong Toll Free: +852 800-905945

Conference ID: China Rapid Finance call

A replay will be accessible through June 22, 2018 by dialing the following numbers:

United States: +1 (877) 344-7529

International: +1 (412) 317-0088

Replay Access Code: 10121011

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinarapidfinance.investorroom.com.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's 500 million emerging middle-class mobile active consumers. China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors.  For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted profit/(loss) before income tax expense, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that this measurement helps identify underlying trends in our business by excluding the impact of share-based compensation expenses and discretionary payments. We believe that it also provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted profit/(loss) before income tax expense is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net profit/(loss) or other consolidated statements of comprehensive profit/(loss) prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this announcement.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth below is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” "will," "expects," "anticipates," “aims,” "future," "intends," "plans," "believes," "estimates," “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

In China:

China Rapid Finance
Joseph Wang
Tel: +86 (21) 6032-5999
Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA
Tel: +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

In the US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

		For the Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018
	USD	USD	USD
Revenue:
Transaction and service fees (net of customer acquisition incentive)	10,416	39,696	16,329
Other revenue	39	255	351

	10,455	39,951	16,680
Reversal/(Provision) for loan losses	1	4	8
Discretionary payments	-	(4,576)	(9,052)
Business related taxes and surcharges	(5)	(465)	(3)

Net revenue	10,451	34,914	7,633

Operating expense:
Servicing expenses	(3,314)	(3,424)	(3,401)
Sales and marketing expenses	(10,216)	(13,740)	(10,283)
General and administrative expenses	(9,459)	(17,377)	(19,896)
Product development expenses	(2,292)	(4,494)	(4,188)

Total operating expenses	(25,281)	(39,035)	(37,768)

Other income (expense):
Other income (expense), net	(23)	247	291

Loss before income tax expense	(14,853)	(3,874)	(29,844)
Income tax expense	-	(44)	(345)

Net loss	(14,853)	(3,918)	(30,189)
Accretion on Series A convertible redeemable preferred shares to redemption value	(72)	-	-
Accretion on Series B convertible redeemable preferred shares to redemption value	(405)	-	-
Accretion on Series C convertible redeemable preferred shares to redemption value	(1,579)	-	-

Deemed dividend to Series C convertible redeemable preferred shares at modification…...	-	-	-
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	-	-	-
Net loss attributable to ordinary shareholders	(16,909)	(3,918)	(30,189)

Net loss	(14,853)	(3,918)	(30,189)
Foreign currency translation adjustment, net of nil tax	(50)	177	288

Comprehensive loss	(14,903)	(3,741)	(29,901)

Weighted average number of ordinary shares used in computing net loss per share
Basic	16,798,776	64,699,758	65,131,066
Diluted	16,798,776	64,699,758	65,131,066
Loss per share attributable to ordinary shareholders
Basic	(1.01)	(0.06)	(0.46)
Diluted	(1.01)	(0.06)	(0.46)

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of
	March 31, 2017	December 31, 2017	March 31, 2018
	USD	USD	USD
Assets
Cash and cash equivalents	24,524	94,881	71,661
Restricted cash	11,321	14,673	2,913
Loans receivable, net of allowance for loan losses US$111 thousand, US$99 thousand and US$122 thousand as of March 31, 2017, December 31, 2017 and March 31, 2018, respectively	411	627	605
Safeguard Program receivable	5,570	7,212	16,987
Receivables from issuance of Series C redeemable convertible preferred shares	1,750	-	-
Receivables, prepayments and other assets	15,529	14,305	16,801
Property equipment and software, net	5,040	5,830	6,029

Total assets	64,145	137,528	114,996

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Liabilities:
Safeguard Program payable	17,248	17,950	17,310
Accrued liabilities	25,270	51,895	49,414
Income tax payable	1,900	2,008	2,087
Deferred revenue	793	6,637	10,910

Total liabilities	45,211	78,490	79,721

Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of March 31, 2017, and nil outstanding as of December 31, 2017 and of March 31, 2018)	6,868	-	-
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of March 31, 2017, and nil outstanding as of December 31, 2017 and of March 31, 2018)	35,537	-	-
Series C preferred shares (US$0.0001 par value; 2,858,394 shares issued and outstanding as of March 31, 2017, and nil outstanding as of December 31, 2017 and of March 31, 2018)	94,816	-	-

Total mezzanine equity	137,221	-	-

Shareholders’ (deficit)/equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 16,954,453 shares and 64,702,673 issued and 65,356,887 outstanding as of March 31, 2017, December 31, 2017 and March 31, 2018 respectively	2	6	6
Additional paid-in capital	-	281,471	282,435
Accumulated other comprehensive income	(963)	(743)	(455)
Accumulated deficit	(117,326)	(221,696)	(246,711)

Total shareholders’ (deficit)/equity	(118,287)	59,038	35,275

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	64,145	137,528	114,996

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018
	USD	USD	USD
Net cash (used in)/generated from operating activities	(12,373)	15,757	(22,910)
Net cash used in investing activities	(139)	(950)	(332)
Net cash provided by/(used in) financing activities	17,986	(601)	-
Effect of exchange rate changes on cash and cash equivalents	67	(767)	22
Net increase/(decrease) in cash and cash equivalents	5,541	13,439	(23,220)
Cash and cash equivalents at beginning of period	18,983	81,442	94,881

Cash and cash equivalents at end of period	24,524	94,881	71,661

CHINA RAPID FINANCE LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018
	USD	USD	USD
Loss before income tax expense	(14,853)	(3,874)	(29,844)

Add: share-based compensation expense	827	433	964
Add: provision for discretionary payments	-	4,576	9,052
Add: impact from new revenue standard	-	-	4,490
Non-GAAP adjusted profit/(loss) before income tax expense	(14,026)	1,135	(15,338)